UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

June 19, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On June 19, 2014, Raymond James Financial, Inc. (the "Company") executed an Amended and Restated Master Promissory Note (the "New Note") in favor of The Bank of New York Mellon ("BoNYM"), replacing the Master Promissory Note (Demand Loans), dated September 27, 2011 (the "Prior Note") previously filed as exhibit 10.16 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 23, 2011.

The New Note reflects the Company's existing uncommitted, unsecured revolving line of credit with BoNYM and does not change any of the previously-disclosed commercial terms of such line of credit.

A summary of the material terms and conditions of the New Note is set forth below and is qualified by reference to the New Note, a copy of which will be filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the third fiscal quarter of 2014.

The New Note allows the Company to request, and BoNYM in its sole and absolute discretion to make, advances to the Company from time to time for working capital purposes. All advances made by BoNYM under the New Note are payable on demand, and may be prepaid by the Company at any time without penalty. The New Note provides that the Company agrees to pay interest on such advances, on the first day of each calendar month, at a rate determined by BoNYM in its sole discretion and accepted by the Company. If any amount of principal or interest payable under the New Note is not paid when due, the Company agrees to pay interest on such amounts at an Alternate Base Rate plus two percent (2%). The "Alternate Base Rate" is defined as, for any day, the rate per annum equal to the higher of (i) the Prime Rate, and (ii) the Federal Funds Rate plus 2% (each term as defined in the New Note). The New Note contains customary representations, warranties and covenants, including with respect to the Company's corporate existence, the absence of any requirement for governmental consents, due execution and validity, compliance with charter provisions and third-party contractual obligations, and compliance with laws and regulations.

The Company has no current plans to request advances under the New Note.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 19, 2014

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer